April 6, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (419)833-3663

Thomas E. Funk
Chief Financial Officer
Exchange Bancshares, Inc.
237 Main Street, P.O. Box 177
Luckey, Ohio 43443


Re:	Exchange Bancshares, Inc.
	Form 10-K filed March 31, 2005
	File No. 033-54566

Dear Mr. Funk:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Year ended December 31, 2004

Report of Independent Registered Public Accounting Firm - page 15

1. We refer to the first paragraph that states the financial statements for fiscal 2002 were audited by other auditors whose report expressed an unqualified opinion on those financial statements. In this regard, please amend the Form 10-K to file the separate report of the other accounting firm in which the auditors elected to place reliance on. Refer to the requirements of Rule 2-05 of Regulation S-X.



Note 7.  Federal Income Taxes - page 28

2. With respect to the valuation allowance for deferred tax assets we note that you have recorded:

* No changes in the valuation allowance for deferred tax assets during 2004.

* Decreases in the valuation allowance of $138,000 and $19,000 during
2003 and 2002, respectively.

Taking into consideration the following negative evidence, similar to the examples provided in paragraph 23 of SFAS 109, it appears that it is more likely than not that a significant portion of the deferred tax assets will not be realized:

* The Company incurred pre-tax losses of $1.675 million in 2002 and
$564,000 in 2004.

* Deposits decreased 11% in 2004 ($82 million) as compared to 2003
($92 million)

* Loans decreased 9.2 % in 2004 ($62.3 million) as compared to
2003
($68.5 million). Consumer loans and nonresidential real estate loans decreased 23% and 13%, respectively in 2004 as compared with 2003.

* Interest income has decreased 16% in 2004 ($4.95 million) as compared to 2003 ($5.9 million) and 30% as compared to 2002 ($7.0 million).

* The average of impaired loans has increased 26% during 2002
$598,000) as compared to 2003 ($474,000).  The allowance for loan losses has decreased 21% in 2004 ($1.106 million) as compared to
2003
($1.395 million).

In this regard please revise the financial statements for the three-
year period ended 2004 to: (1) reverse the $157,000 of reductions in
the valuation allowance recorded during 2002 and 2003; and (2)
record
additional increases in the valuation allowance.   Alternatively,
please supplementally provide us with your analysis of the valuation analysis that includes any positive evidence sufficient enough to outweigh the above negative evidence regarding the realizability of deferred tax assets. Refer to the examples of positive evidence in paragraph 24 of SFAS 109.

3. In future filings please disclose the amount of deferred tax assets and liabilities that are classified as current and noncurrent and state in which line item they are recorded in the balance sheet.
Refer to paragraph 41 of SFAS 109.


Form 10-K for the period ended December 31, 2003

4. Please file an amendment to include Exhibit 13, the "2003
Annual
Report to Shareholders" which was not included in the Form 10-K filed on March 30, 2004 and does not appear filed in EDGAR.

*	*	*

Closing Comments

      As appropriate, please response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Edwin Adames (Senior Staff Accountant) at
(202)
942-1924 or me at (202) 942-1783 if your have any questions regarding these comments.


						Sincerely,



						John P. Nolan
						Accounting Branch Chief
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Exchange Bancshares, Inc.
Thomas E. Funk
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